Exhibit 99.7

NEWS RELEASE

NUVA Announces New OTC Symbol

February 21, 2014 – Nuva Pharmaceuticals announces that its name has been changed with the Finance Industry Regulatory Authority in the US. Subsequent to the name change a new symbol was issued for the Company. The new symbol for the Company is NUVPF.

This new symbol is effective with all quote providers servicing US exchanges.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.